[Letterhead of Sullivan & Cromwell LLP]
August 22, 2011
By EDGAR
Ms. Yolanda Crittendon,
     Division of Corporation Finance,
          Securities and Exchange Commission,
               100 F Street, N.E.,
                    Washington, D.C. 20549-4631.

Re:	Bancolombia S.A. Form 20-F for Fiscal Year Ended December 31, 2010 Filed April 28, 2011 File No. 001-32535
Dear Ms. Crittendon:
     On behalf of our client Bancolombia, S.A. (“Bancolombia”), I am writing to respond to the Staff’s most recent comment letter, dated August 11, 2011.
     Bancolombia wishes to respond as comprehensively as possible and with the benefit of the most current information available to the questions raised in the comment letter. Accordingly, Bancolombia has asked us to advise the Staff that it will require additional time to respond to the Staff’s questions. Bancolombia currently expects to submit a response as soon as practicable, but in any event by September 2, 2011.
     Please do not hesitate to call me at (202) 956-7510 if you have any questions.
Very truly yours,
/s/ Robert S. Risoleo
Robert S. Risoleo

cc:	Jaime Alberto Velásquez Botero Juan Manuel López Leon Isabel Cristina Castañeda Morales (Bancolombia S.A.)